UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month November 2015

(Commission File No. 001-35193)

Grifols, S.A.

(Translation of registrant’s name into English)

Avinguda de la Generalitat, 152-158

Parc de Negocis Can Sant Joan

Sant Cugat del Valles 08174

Barcelona, Spain

(Address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1):

Yes ☐  No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7):

Yes ☐ No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-         .               .

Grifols, S.A.

Item		Sequential Page Number

1.	Press Release, dated November 4, 2015.	1
2.	Relevant Event, dated November 4, 2015.	13

Free translation from the original in Spanish. In the event of discrepancy, the Spanish language version will prevail

Results for the nine months ended September 2015

Grifols’ net profit rises by 18.5% to exceed Euros 400 million, and revenue rises by 17.8% to Euros 2,872 million

•               During the third quarter, the revenue of the Bioscience division rises by +22.7% (+5.9% cc(1)) with a cumulative increase from January to September of +21.3% (+4.0% cc) to reach Euros 2,212.3 million

•               Recurring sales, excluding Raw Materials and Others, grow by +19.0% (+2.8% cc) to September 2015, with a third quarter growth of +18.5% (+3.0% cc)

•               The investment efforts in R&D projects continues in line with recent quarters; net investment rises by +23.6% to Euros 169.2 million, 5.9% of revenues

•               EBITDA reaches Euros 856.8 million, with growth of +11.3%. 29.8% EBITDA margin

•               EBIT rises by +13.7% to Euros 718 million. 25.0% EBIT margin

•               Strong liquidity position exceeding Euros 1,200 million, with Euros 891.9 million available in cash

•               At the end of September, the net financial debt to EBITDA ratio falls to 3.3x (3.1x cc), returning to December 2014 levels. Moody’s has improved Grifols’ outlook to stable, affirming its corporate credit rating at Ba2

Barcelona, November 4, 2015.- Revenue for the first nine months of the year for Grifols (MCE: GRF, MCE: GRF.P and NASDAQ: GRFS) has risen by +17.8% to Euros 2,871.8 million. The ongoing favorable currency effect, particularly of the US dollar, remains. Total revenue at constant currency rose by +1.7%.

The company’s recurring business, which excludes Raw Materials and Others, maintains its upward trend growing +19.0% (+2.8% cc). Sales of the Bioscience division, which increased by +22.7% (+5.9% cc) quarter-on-quarter, contributed to the year-on-year revenue growth for the division. Income of the division in the first nine months of the year was Euros 2,212.3 million with cumulative growth of +21.3% (+4.0% cc).

To September 30, the Diagnostic division has generated revenue of Euros 509.5 million, with growth of +12.5% (-1.2% cc). Sales of blood typing solutions performed strongly, although the competitive landscape of the NAT-based clinical analysis market and the lower level of blood transfusions in some developed countries cap revenues. As previously announced, the new contract with Abbott with a total value of approximately US dollars 700 million running up to 2026, for the supply of antigens has raised recurring sales in this

(1) Constant currency (cc) excludes exchange rate variations

Free translation from the original in Spanish. In the event of discrepancy, the Spanish language version will prevail division. However, the new agreement had a negative impact on third quarter sales that it is expected to continue during the coming periods.

During the first nine months to September 2015, turnover of the Hospital division increased to reache Euros 72.0 million (Euros 70.9 million at September 30, 2014). Revenues during the third quarter rose by +6.1% (+3.9% cc) as a result of the recovery of sales in Spain and in international markets, especially in the United States, helping to stabilize cumulative growth for the period at +1.4% (-0.9% cc).

Geographic expansion of sales continues to be a strategic pillar of the group’s organic growth. 95% of recurring sales were generated outside Spain, totaling Euros 2,639.6 million. From January to September 2015, revenue in ROW (Rest of World) has risen by +25.1% (+11.3% cc); in the United States and Canada by +23.2% (1.7% cc); and in the European Union by +1.8% (-0.3% cc).

In line with preceding quarters, the company continued to allocate significant resources to R&D. From January to September, net investment was Euros 169.2 million, representing 5.9% of revenue. Investment in R&D is allocated primarily to new potential indications, new formulations, improvement in processes for existing products and new products. This includes the ongoing AMBAR study (Alzheimer Management By Albumin Replacement), for which intermediate results (tolerability and safety) will be released at the international congress “Clinical Trials on Alzheimer’s Disease” (CTAD).

Grifols’ EBITDA to September 2015 reached Euros 856.8 million, a rise of +11.3% compared to the figure of Euros 769.8 million reported for the same period of 2014.

The EBITDA margin reached 29.8% of revenue. Margins were primarily affected by the competitive intravenous immunoglobulin market in the United States, that has not deteriorated during the third quarter; by the decrease of royalties income from the transfusion diagnostics unit; and by the simultaneous operation of two fractionation plants at Clayton (North Carolina, United States) while all production is gradually transferred to the new plant.

The geographic mix of revenues and a slight increase in the cost of plasma related to the opening of new plasma collection centers have been offset by the improvement in production and operational efficiencies obtained in the group’s plants.

To September 2015, EBIT has risen by +13.7% to Euros 718.0 million, a figure that represents 25.0% of revenue.

Financial expenditure has declined by -2.3%, or -16.5% when exchange rate effects are excluded.

The net profit attributable to the group has risen by +18.5% to the third quarter and reached Euros 401.6 million, representing 14.0% of revenue.

Free translation from the original in Spanish. In the event of discrepancy, the Spanish language version will prevail

At the end of the third quarter of 2015, the net financial debt was Euros 3,739.0 million, with a decline of Euros 79.1 million with respect to the second quarter. This reduction in the net financial debt has been achieved in a context of increased liquidity requirements to support the group’s current growth, acceleration of specific capital investments, and increased resources allocated to R&D.

As a result, the net debt to EBITDA ratio has fallen to 3.3x, or 3.1x when exchange rate effects are excluded, returning to levels similar to the ratio reported in December 2014.

Debt reduction remains a priority, and to achieve this goal the company continues to focus on strong cash generation. At 30 September 2015, Grifols’ operating cash flow before interest payments has reached Euros 545.5 million, and cash on hand position amounts to Euros 891.9 million, while the liquidity position exceeds Euros 1,200 million. Following the end of the quarter, in its latest review, Moody’s upgraded the outlook for Grifols from negative to stable, and affirmed its corporate credit rating at Ba2.

Total consolidated assets at September 2015 were Euros 9,178.6 million, an increase of +8.6% compared to the figure of Euros 8,449.8 million in December 2014. The increase in assets is due primarily to the effects of exchange rate variations, the repurchase of industrial assets in the United States and Spain in the first quarter of the year, and increased activity and capital investments.

On October 26, 2015,after the period ended, Grifols announced the payment of an interim dividend on account of 2015 results of Euros 0.35 per share. The dividend will be paid on December 10, 2015.

Free translation from the original in Spanish. In the event of discrepancy, the Spanish language version will prevail

Key financial figures to 30 September 2015:

In millions of euros except % and EPS	9M 2015	9M 2014	% Var
NET REVENUE (NR)	2,871.8	2,438.1	17.8%
GROSS MARGIN	49.1%	51.5%
R&D	158.1	127.5	24.0%
% NR	5.5%	5.2%
EBITDA	856.8	769.8	11.3%
% NR	29.8%	31.6%
EBIT	718.0	631.2	13.7%
% NR	25.0%	25.9%
GROUP PROFIT	401.6	339.0	18.5%
% NR	14.0%	13.9%
ADJUSTED(1) GROUP PROFIT	463.4	435.2	6.5%
% NR	16.1%	17.8%

CAPEX	201.1	180.2	11.6%
EARNINGS PER SHARE (EPS)	1.17	0.99	18.2%

	September		December
	2015		2014	% Var
TOTAL ASSETS	9,178.6		8,449.8	8.6%
TOTAL EQUITY	3,203.0		2,662.9	20.3%
CASH & CASH EQUIVALENTS	891.9		1,079.2	(17.4)%
LEVERAGE RATIO	(3.28/3.06cc	)(2)	3.01

(1) Excludes non-recurring costs and associated with recent acquisitions, amortization of deferred expenses associated to the refinancing and amortization of intangible assets related to acquisitions

(2) Constant currency (cc) excludes the impact of exchange rate movements

REVENUE PERFORMANCE BY DIVISION

•                     Bioscience division: 77.0% of revenue

The Bioscience division is Grifols’ main engine of organic growth. During the third quarter of 2015, the significant increase in the volume of sales of the main plasma proteins continued. Growth of +22.7% (+5.9% cc) in last quarter sales contributed to cumulative revenue to September of Euros 2,212.3 million, an increase of +21.3% (+4.0% cc).

Grifols’ main proteins continue to hold significant market shares, and the company continues to focus on demand’s growth, geographic expansion, and innovation.

Sales volumes of immunoglobulin (IVIG) have continued to increase in the main regions in which the company operates. The US immunoglobulin (IVIG) market, as had been

Free translation from the original in Spanish. In the event of discrepancy, the Spanish language version will prevail anticipated in prior periods, remains highly competitive. Although sales volume has grown, sales revenue was subject to the same environment as in previous quarters.

Sales of alpha-1 antitrypsin have been one of the drivers of the division, reflecting the commercial effort relating to the diagnosis of the deficit of this protein. Improving diagnosis of alpha-1 antitrypsin deficiency continues to be one of the strategic approaches to driving demand growth. It is estimated that approximately 95% of sufferers are not diagnosed. Alpha-1 distribution in Europe is continuing to progress as planned.

In the third quarter of the year, sales of albumin have risen in line with forecasts, following the renewal of import licenses in China. This increase is expected to continue during the final quarter of the year.

Sales of factor VIII have maintained their upward trend. The momentum in the commercial market over recent periods was sustained in the third quarter, contributing to cumulative sales growth to September. Commercial and marketing efforts continue to focus on educating and informing both patients and providers regarding hemophilia and von Willebrand disease therapy. The growth in volume from this plasma protein in the public tenders market had a positive impact on revenues, especially in the third quarter.

As the demand for Grifols’ plasma proteins continues its upward trend, the company is preparing to continue supporting its organic growth. To this end, Grifols has accelerated its capital expenditure plan with the aim of increasing its plasma collection capacity to keep pace with the estimated increase in production. The company has an active program of opening new plasma donor centers in the United States, and expects to increase the total number of centers to 215 over the next five years. Other important developments during the quarter include the opening of the new raw materials warehouse in Clayton, and the acquisition of various strategic properties in Los Angeles (USA).

•                     Diagnostic division: 17.8% of revenue

Turnover has risen by +12.5% to Euros 509.5 million, although in constant currency terms it decreases -1.2%. Grifols continues to be one of the global leaders in transfusion medicine and in solutions to improve the safety of donations and transfusions.

The nine months period to the end of September was characterized by healthy revenues from the blood typing solutions line. The antigens sales for immunological diagnostics reagents reflects the impact of the new contract with Abbott. The new contract, with a total value of approximately US dollars 700 million, includes new conditions and extends the supply of antigens until 2026, raising recurring sales for this business line. However, it has a negative impact in the third quarter when compared to the revenue phasing set up in the previous contract.

The blood typing solutions line continues its positive progression. The company has signed a contract with Brazil’s largest clinical laboratory to conduct immunohematology tests at its centers in São Paulo, Río de Janeiro and Cascavel. The agreement will help to promote this business line in Latin America, a region in which sales of DG-Gel® cards have

Free translation from the original in Spanish. In the event of discrepancy, the Spanish language version will prevail increased. The sales of these gel technology reagents also continue to perform very well in Europe and China. The company has opened a new manufacturing line at its Swiss plant and has stepped up production at its lines in Spain, including instrumentation lines for devices such as Erytra® and Wadiana®, to keep pace with demand from the Asia-Pacific region. Grifols maintains high levels of efficiency and productivity in its manufacturing operations.

Cumulative revenue from solutions to analyze blood donations using NAT technology (Procleix® NAT Solutions), which Grifols develops in partnership with Hologic, reflects the favorable impact of contracts signed in countries such as Japan and China. However, the competitive nature of the transfusional market that uses NAT technology and the lower level of blood transfusions in some developed countries have capped growth in the division’s revenue.

Grifols remains committed to geographic expansion. Major developments include the renewal of the contract with the national blood bank of South Africa (SANBS), including improving its automated systems to NAT technology.

Grifols’ experience and leadership in the transfusion medicine field have enabled the company to win tenders from the Turkish Red Crescent (immunohematology) and the Saudi Arabia National Guard (NAT).

In clinical analysis, Progenika Biopharma has obtained CE marking for its first test for the genetic diagnosis of Familial Hypercholesterolemia (FH) using next generation sequencing technology (NGS). FH is a disease that is characterized by high levels of LDL cholesterol, and affects one person in every 300 to 500.

•                     Hospital division: 2.5% of revenue

Year-on-year, the revenue of the Hospital division remains stable at Euros 72.0 million, compared to Euros 71.0 million. During the third quarter revenue rose by +6.1% (+3.9% cc) as a result of sales progression in Spain and in international markets. The cumulative figures continue to be affected by delays in the introduction of several third-party manufacturing contracts. Sales of medical devices performed well, especially in the United States.

The second quarter ended with the successful FDA inspection of the Murcia plant (Spain). The marketing license for the saline solution produced at this plant is expected to be granted by the end of the current year.

Key developments during the quarter include FDA marketing approval in the US for the Kiro Oncology system, which automates the preparation of intravenous medication for chemotherapy, minimizing the risk for health professionals when using these products. Grifols acquired 50% of the capital of Kiro Robotics in 2014, and the strategic alliance agreement includes a commitment to internationalize the Kiro Oncology system through the Hospital division of Grifols.

Free translation from the original in Spanish. In the event of discrepancy, the Spanish language version will prevail

•                     Raw Materials & Others division: 2.7% of revenue

Grifols’ non-recurring sales, included under Raw Materials & Others, totaled Euros 78.0 million, representing 2.7% of net revenues. These include, among others, third-party engineering projects performed by Grifols Engineering, income deriving from manufacturing agreements with Kedrion, and royalties’ income from the Bioscience and Diagnostic divisions, including royalties acquired with the transfusion diagnostics unit, which will continue to decline.

Revenue performance by division for the nine months ended 30 September 2015

		% of Net		% of Net
In thousands of euros	9M 2015	Revenues	9M 2014	Revenues	% Var	% Var cc*
BIOSCIENCE	2,212,255	77.0%	1,823,306	74.8%	21.3%	4.0%
DIAGNOSTIC	509,506	17.8%	452,805	18.6%	12.5%	(1.2)%
HOSPITAL	72,002	2.5%	70,975	2.9%	1.4%	(0.9)%
SUBTOTAL	2,793,763	97.3%	2,347,086	96.3%	19.0%	2.8%
RAW MATERIALS AND OTHERS	77,999	2.7%	91,004	3.7%	(14.3)%	(26.7)%
TOTAL	2,871,762	100.0%	2,438,090	100.0%	17.8%	1.7%

* Constant currency (cc) excludes the impact of exchange rate movements

REVENUE PERFORMANCE BY REGION

During the first nine months of 2015, recurring sales (excluding Raw Materials and Others) in foreign markets has risen by +19.0% (+2.8% cc) compared to the same period of 2014, totaling Euros 2,793.8 million. 95% of Grifols sales were generated outside of Spain. The company has continued to pursue its international activity during the third quarter of 2015.

Sales performance was positive in all regions in which the company operates; although it was strongest in ROW (Rest of the World), with a +25.1% increase (+11.3% cc), a figure that represents 16.3% of the group’s total revenue, compared to the 15.4% for the same period of the previous year. Global expansion is one of the company’s strategic pillars.

Consolidation of the product portfolio in transfusion medicine has played a key role in the growth of the Diagnostic division in regions with high potential, such as the Asia-Pacific region, while the Bioscience division has consolidated its position in the United States and the European Union and continues to grow strongly in new markets.

Free translation from the original in Spanish. In the event of discrepancy, the Spanish language version will prevail

Revenue performance by region for the nine months ended 30 September 2015

		% of Net		% of Net
In thousands of euros	9M 2015	Revenues	9M 2014	Revenues	% Var	% Var cc*
US + CANADA	1,827,774	63.7%	1,483,830	60.9%	23.2%	1.7%
EU	496,255	17.3%	487,647	20.0%	1.8%	(0.3)%
ROW	469,734	16.3%	375,609	15.4%	25.1%	11.3%
SUBTOTAL	2,793,763	97.3%	2,347,086	96.3%	19.0%	2.8%
RAW MATERIALS AND OTHERS	77,999	2.7%	91,004	3.7%	(14.3)%	(26.7)%
TOTAL	2,871,762	100.0%	2,438,090	100.0%	17.8%	1.7%

* Constant currency (cc) excludes the impact of exchange rate movements

THIRD QUARTER OF 2015

Revenue continue to grow, rising by +17.4% (+1.9% cc) to Euros 971.2 million as a result of +22.7% growth (+5.9% cc) by the Bioscience division. It is worth mentioning the increased sales volume of IVIG in the United States and Canada; turnover of alpha 1-antitrypsin in North America and Europe; the contribution from albumin in China; and the strong performance of factor VIII.

The revenues of the Diagnostic division have fallen by -8.4% at constant currency. Sales of blood typing solutions performed strongly. However, the competitive environment in the NAT technology market, the lower number of transfusions in some developed countries, and the expected short-term impact of the sales related to the new contract with Abbott for the manufacture of antigens have caped revenues. Including exchange currency positive impact, net revenues have risen by +3.9% to Euros 165.5 million.

The revenue of the Hospital division has risen by +6.1% (+3.9% cc) as a result of the recovery of sales in Spain and in international markets, particularly in the US.

Revenue performance by division in the third quarter:

		% of Net		% of Net
In thousands of euros	3Q 2015	Revenues	3Q 2014	Revenues	% Var	% Var cc*
BIOSCIENCE	754,862	77.8%	615,070	74.3%	22.7%	5.9%
DIAGNOSTIC	165,519	17.0%	159,259	19.3%	3.9%	(8.4)%
HOSPITAL	22,726	2.3%	21,424	2.6%	6.1%	3.9%
SUBTOTAL	943,107	97.1%	795,753	96.2%	18.5%	3.0%
RAW MATERIALS AND OTHERS	28,090	2.9%	31,557	3.8%	(11.0)%	(24.7)%
TOTAL	971,197	100.0%	827,310	100.0%	17.4%	1.9%

* Constant currency (cc) excludes the impact of exchange rate movements

Free translation from the original in Spanish. In the event of discrepancy, the Spanish language version will prevail

Revenue performance by region in the third quarter:

		% of Net		% of Net
In thousands of euros	3Q 2015	Revenues	3Q 2014	Revenues	% Var	% Var cc*
US + CANADA	628,598	64.7%	513,425	62.1%	22.4%	1.3%
EU	153,506	15.8%	153,491	18.5%	0.0%	(1.4)%
ROW	161,003	16.6%	128,837	15.6%	25.0%	14.8%
SUBTOTAL	943,107	97.1%	795,753	96.2%	18.5%	3.0%
RAW MATERIALS AND OTHERS	28,090	2.9%	31,557	3.8%	(11.0)%	(24.7)%
TOTAL	971,197	100.0%	827,310	100.0%	17.4%	1.9%

* Constant currency (cc) excludes the impact of exchange rate movements

INVESTMENT ACTIVITIES: R&D AND CAPEX

•                     Research and development (R&D)

During the first nine months of the year, Grifols increased its net investment in R&D by +23.6% to Euros 169.2 million; it represents 5.9% of income. This consists primarily of Euros 158.1 million of direct expenditure on R&D, an increase of +24.0% year-on-year, and the investments made through investee companies such as Aradigm, in which Grifols has invested Euros 18.4 million over the period.

The company’s commitment to R&D has again been recognized internationally, with Grifols inclusion in Forbes Magazine’s list of the 100 most innovative companies in the world for the third consecutive year.

The company remains committed to its plans to accelerate several research projects. In this respect, as planned, Grifols will present the intermediate tolerability and safety results of its AMBAR (Alzheimer Management By Albumin Replacement). The study combined treatment with plasma exchange and albumin will be presented at the International Congress “Clinical Trials on Alzheimer’s Disease” (CTAD) to be held in Barcelona.

Following the end of the quarter, the European Investment Bank (EIB) approved a Euros 100 million loan to support Grifols’ R&D projects focused on its Bioscience division. Grifols is one of the first European companies to receive funding from the European Investment Bank through the new European Fund for Strategic Investments (EFSI), also known as the Juncker Plan. The financial conditions include a fixed interest rate for a period of ten years, with a grace period of two years.

Free translation from the original in Spanish. In the event of discrepancy, the Spanish language version will prevail

•                     Capital Expenditure (CAPEX)

Grifols allocated Euros 201.1 million to capital expenditure to September 2015 to continue expanding and improving its manufacturing facilities. A number of strategic investments set out in the plan to promote growth and support the needs of each business area have been brought forward.

The third quarter also saw continuing investment in the new alpha-1 antitrypsin purification, dosing and sterile filling plant at the industrial complex at Parets del Vallés (Barcelona, Spain); in new plasma centers and relocation of existing ones; in the new logistic and operations center of the Bioscience division in Ireland; and in the new integrated antigen production plant at Emeryville (San Francisco, United States), among others.

In October, the new global operations center of the Bioscience division in Dublin (Ireland) was officially opened, representing a total investment of US dollars 100 Million. The new center is scheduled to come on stream in the first half of 2016.

Finally, Grifols has reorganized its engineering activities to enable them to provide a faster and more flexible response to the significant increase in engineering projects as a result of the internationalization and globalization of the group’s activities. Grifols Engineering will continue to implement the group’s industrial projects to satisfy the growing internal demand that is largely the result of increased capital expenditure. It will have its own organization in the United States (Grifols Engineering USA), and a new department has been created to manage projects commissioned by the group’s corporate and commercial companies (Facilities Projects).

The financial statements corresponding to the first nine months of 2015 attached in a separate document are part of the intermediate financial information provided by the company. All of the documents are available on the Grifols website (www.grifols.com).

About Grifols: 75 years of serving people’s health

Grifols is a global company that has been committed to serving people’s health since 1940. In 2015 the company celebrates 75 years of improving people’s health and well-being through the development of life-saving plasma medicines, hospital pharmacy products and diagnostic technology for clinical use.

The company is present in more than 100 countries worldwide and its headquarters are located in Barcelona, Spain. Grifols is a leader in plasma collection with a network of 150 plasma donation centers in the U.S., and is a leading producer of plasma-derived biological medicines. Within the field of in vitro diagnostics it is a world leader in transfusion medicine, and has a very strong position in immunology and hemostasis, enabling it to offer integrated solutions to clinical analysis laboratories, blood banks and transfusion centers.

Free translation from the original in Spanish. In the event of discrepancy, the Spanish language version will prevail

Its revenue in 2014 exceeded Euros 3,350 million, and it employs approximately 14,000 members of staff. Grifols allocates a share of its income to R&D, an investment that demonstrates the company’s commitment to scientific progress.

The company’s class A shares are listed on the Spanish Stock Exchange, where they are part of the Ibex-35 (MCE:GRF). Its non-voting class B shares are listed on the Mercado Continuo (MCE:GRF.P) and on the U.S. NASDAQ via ADRs (NASDAQ: GRFS). For more information, visit www.grifols.com

LEGAL NOTICE

The facts and figures contained in this report that do not refer to historical data are “future projections and assumptions”. Words and expressions such as “believe”, “hope”, “anticipate”, “predict”, “expect”, “intend”, “should”, “will seek to achieve”, “it is estimated”, “future” and similar expressions, in so far as they relate to the Grifols group, are used to identify future projections and assumptions. These expressions reflect the assumptions, hypotheses, expectations and predictions of the management team at the time of writing this report, and these are subject to a number of factors that mean that the actual results may be materially different. The future results of the Grifols group could be affected by events relating to its own activities, such as a shortage of supplies of raw materials for the manufacture of its products, the appearance of competitor products on the market, or changes to the regulatory framework of the markets in which it operates, among others. At the date of compiling this report, the Grifols group has adopted the necessary measures to mitigate the potential impact of these events. Grifols, S.A. does not accept any obligation to publicly report, revise or update future projections or assumptions to adapt them to events or circumstances subsequent to the date of writing this report, except where expressly required by the applicable legislation. This document does not constitute an offer or invitation to buy or subscribe shares in accordance with the provisions of the following Spanish legislation: Act 24/1988, of 28 July, on Stock Exchanges; Royal Decree Law 5/2005, of 11 March and/or Royal Decree 1310/2005, of 4 November, and any regulations developing this legislation.

Third Quarter 2015 Performance Summary

Operational and Financial Highlights - 9M 2015 Grifols’ net profit rises by 18.5% exceeding Euros 400 million, and revenue rises by 17.8% to Euros 2,872 million During the third quarter, the revenue of the Bioscience division rises by +22.7% (+5.9% cc ) with a cumulative increase from January to September of +21.3% (+4.0% cc) to reach Euros 2,212.3 million Recurring sales, excluding Raw Materials and Others, grow by +19.0% (+2.8% cc) to September 2015, with a third quarter growth of +18.5% (+3.0% cc) The net investment in R&D rises by +23.6% to Euros 169.2 million, 5.9% of revenues EBITDA reaches Euros 856.8 million, with growth of +11.3%. 29.8% EBITDA margin * Constant currency (cc) excludes exchange rate variations 2

Operational and Financial Highlights - 9M 2015 EBIT rises by +13.7% to Euros 718.0 million. 25.0% EBIT margin Strong liquidity position exceeding Euros 1,200 million, with Euros 891.9 million available in cash At the end of September, the net financial debt to EBITDA ratio falls to 3.3x (3.1x cc), returning to December 2014 levels Moody’s has improved Grifols’ outlook to stable, affirming its corporate credit rating at Ba2 3

Key financial figures - 9M 2015 4 In millions of euros except % and EPS 9M 2015 9M 2014 % Var NET REVENUE (NR) 2,871.8 2,438.1 17.8% GROSS MARGIN 49.1% 51.5% R&D 158.1 127.5 24.0% % NR 5.5% 5.2% EBITDA 856.8 769.8 11.3% % NR 29.8% 31.6% EBIT 718.0 631.2 13.7% % NR 25.0% 25.9% GROUP PROFIT 401.6 339.0 18.5% % NR 14.0% 13.9% ADJUSTED (1) GROUP PROFIT 463.4 435.2 6.5% % NR 16.1% 17.8% CAPEX 201.1 180.2 11.6% EARNINGS PER SHARE (EPS) 1.17 0.99 18.2% September December % Var 2015 2014 TOTAL ASSETS 9,178.6 8,449.8 8.6% TOTAL EQUITY 3,203.0 2,662.9 20.3% CASH & CASH EQUIVALENTS 891.9 1,079.2 (17.4%) LEVERAGE RATIO (3.28/3.06cc) (2) 3.01 (2) Constant currency (cc) excludes the impact of exchange rate movements (1) Excludes non-recurring costs and associated with recent acquisitions, amortization of deferred expenses associated to the refinancing and amortization of intangible assets related to acquisitions

Net revenue by division - 9M 2015 5 In thousands of euros 9M 2015 % of Net Revenues 9M 2014 % of Net Revenues % Var % Var cc* BIOSCIENCE 2,212,255 77.0% 1,823,306 74.8% 21.3% 4.0% DIAGNOSTIC 509,506 17.8% 452,805 18.6% 12.5% (1.2%) HOSPITAL 72,002 2.5% 70,975 2.9% 1.4% (0.9%) SUBTOTAL 2,793,763 97.3% 2,347,086 96.3% 19.0% 2.8% RAW MATERIALS AND OTHERS 77,999 2.7% 91,004 3.7% (14.3%) (26.7%) TOTAL 2,871,762 100.0% 2,438,090 100.0% 17.8% 1.7% * Constant currency (cc) excludes the impact of exchange rate movements

Net revenue by region - 9M 2015 6 In thousands of euros 9M 2015 % of Net Revenues 9M 2014 % of Net Revenues % Var % Var cc* US + CANADA 1,827,774 63.7% 1,483,830 60.9% 23.2% 1.7% EU 496,255 17.3% 487,647 20.0% 1.8% (0.3%) ROW 469,734 16.3% 375,609 15.4% 25.1% 11.3% SUBTOTAL 2,793,763 97.3% 2,347,086 96.3% 19.0% 2.8% RAW MATERIALS AND OTHERS 77,999 2.7% 91,004 3.7% (14.3%) (26.7%) TOTAL 2,871,762 100.0% 2,438,090 100.0% 17.8% 1.7% * Constant currency (cc) excludes the impact of exchange rate movements

Profit & Loss account - 9M 2015 7 In thousands of euros 9M 2015 9M 2014 % Var NET REVENUE (NR) 2,871,762 2,438,090 17.8% COST OF SALES (1,462,367) (1,181,719) 23.7% GROSS PROFIT 1,409,395 1,256,371 12.2% % NR 49.1% 51.5% R&D (158,134) (127,539) 24.0% SG&A (533,253) (497,611) 7.2% OPERATING EXPENSES (691,387) (625,150) 10.6% OPERATING RESULT (EBIT) 718,008 631,221 13.7% % NR 25.0% 25.9% FINANCIAL RESULTS (197,620) (202,359) (2.3%) SHARE OF RESULTS OF EQUITY ACCOUNTED INVESTEES (3,603) (2,935) 22.8% PROFIT BEFORE TAX 516,785 425,927 21.3% % NR 18.0% 17.5% INCOME TAX EXPENSE (116,277) (89,445) 30.0% % OF PRE-TAX INCOME 22.5% 21.0% CONSOLIDATED PROFIT FOR THE YEAR 400,508 336,482 19.0% RESULT ATTRIBUTABLE TO NON-CONTROLLING INTERESTS (1,101) (2,503) (56.0%) GROUP PROFIT FOR THE PERIOD 401,609 338,985 18.5% % NR 14.0% 13.9%

Balance sheet (Assets) - September 30, 2015 8 September December 2015 2014 NON-CURRENT ASSETS 6,337,333 5,536,627 GOODWILL AND OTHER INTANGIBLE ASSETS 4,573,391 4,243,093 PROPERTY PLANT & EQUIPMENT 1,582,389 1,147,782 INVESTMENTS IN EQUITY ACCOUNTED INVESTEES 80,104 54,296 NON-CURRENT FINANCIAL ASSETS 34,164 9,011 OTHER NON-CURRENT ASSETS 67,285 82,445 CURRENT ASSETS 2,841,230 2,913,122 INVENTORIES 1,359,483 1,194,057 TRADE AND OTHER RECEIVABLES 552,286 615,748 OTHER CURRENT FINANCIAL ASSETS 779 502 OTHER CURRENT ASSETS 36,834 23,669 CASH AND CASH EQUIVALENTS 891,848 1,079,146 TOTAL ASSETS 9,178,563 8,449,749 In thousands of euros

Balance sheet (Equity & Liabilities) - September 30, 2015 9 September December 2015 2014 EQUITY 3,203,017 2,662,888 CAPITAL 119,604 119,604 SHARE PREMIUM RESERVE 910,728 910,728 RESERVES 1,371,061 1,088,337 TREASURY STOCK (58,575) (69,252) INTERIM DIVIDENDS 0 (85,944) CURRENT YEAR EARNINGS 401,609 470,253 OTHER COMPREHENSIVE INCOME 453,964 224,397 NON-CONTROLLING INTERESTS 4,626 4,765 NON-CURRENT LIABILITIES 5,000,100 4,707,150 NON-CURRENT FINANCIAL LIABILITIES 4,391,885 4,154,630 OTHER NON-CURRENT LIABILITIES 608,215 552,520 CURRENT LIABILITIES 975,446 1,079,711 CURRENT FINANCIAL LIABILITIES 251,756 194,726 OTHER CURRENT LIABILITIES 723,690 884,985 TOTAL EQUITY AND LIABILITIES 9,178,563 8,449,749 In thousands of euros

Cash flow - 9M 2015 10 In thousands of euros 9M 2015 9M 2014 GROUP PROFIT 401,609 338,985 DEPRECIATION AND AMORTIZATION 138,805 138,535 NET PROVISIONS (3,975) 1,133 OTHER ADJUSTMENTS AND OTHER CHANGES IN WORKING CAPITAL (2,108) 186,149 CHANGES IN INVENTORIES (80,575) (71,124) CHANGES IN TRADE RECEIVABLES 99,104 (12,538) CHANGES IN TRADE PAYABLES (120,468) 74,748 CHANGE IN OPERATING WORKING CAPITAL (101,939) (8,914) NET CASH FLOW FROM OPERATING ACTIVITIES 432,392 655,888 BUSINESS COMBINATIONS AND INVESTMENTS IN GROUP COMPANIES (58,040) (1,234,952) CAPEX (201,118) (180,161) R&D/OTHER INTANGIBLE ASSETS (22,240) (27,800) OTHER CASH INFLOW / (OUTFLOW) (279,067) 7,134 NET CASH FLOW FROM INVESTING ACTIVITIES (560,465) (1,435,779) FREE CASH FLOW (128,073) (779,891) PROCEEDS FROM / (PAYMENTS) FOR EQUITY INSTRUMENTS 12,695 (61,328) ISSUE / (REPAYMENT) OF DEBT (42,341) 1,243,771 DIVIDENDS (97,157) (70,063) OTHER CASH FLOWS FROM/(USED IN) FINANCING ACTIVITIES (13,168) (174,264) NET CASH FLOW FROM FINANCING ACTIVITIES (139,971) 938,116 TOTAL CASH FLOW (268,044) 158,225 CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE YEAR 1,079,146 708,777 EFFECT OF EXCHANGE RATE CHANGES IN CASH AND CASH EQUIVALENTS 80,746 50,702 CASH AND CASH EQUIVALENTS AT THE END OF THE PERIOD 891,848 917,704

Group profit reconciliation - 9M 2015 11 In millions of euros 9M 2015 9M 2014 % Var GROUP NET PROFIT 401.6 339.0 18.5% % NR 14.0% 13.9% Non-recurring costs and associated with recent acquisitions 0 21.8 (100.0%) Amortization of deferred financial expenses 48.0 43.8 9.6% Amortization of intangible assets acquired in business combinations 31.7 56.1 (43.5%) Tax impacts of adjustments (17.9) (25.5) (29.8%) ADJUSTED (1) GROUP NET PROFIT 463.4 435.2 6.5% % NR 16.1% 17.8% (1) Excludes non-recurring costs and associated with recent acquisitions, amortization of deferred expenses associated to the refinancing and amortization of intangible assets related to acquisitions

Net revenue by division - 3Q 2015 12 In thousands of euros 3Q 2015 % of Net Revenues 3Q 2014 % of Net Revenues % Var % Var cc* BIOSCIENCE 754,862 77.8% 615,070 74.3% 22.7% 5.9% DIAGNOSTIC 165,519 17.0% 159,259 19.3% 3.9% (8.4%) HOSPITAL 22,726 2.3% 21,424 2.6% 6.1% 3.9% SUBTOTAL 943,107 97.1% 795,753 96.2% 18.5% 3.0% RAW MATERIALS AND OTHERS 28,090 2.9% 31,557 3.8% (11.0%) (24.7%) TOTAL 971,197 100.0% 827,310 100.0% 17.4% 1.9% * Constant currency (cc) excludes the impact of exchange rate movements

Net revenue by region - 3Q 2015 13 In thousands of euros 3Q 2015 % of Net Revenues 3Q 2014 % of Net Revenues % Var % Var cc* US + CANADA 628,598 64.7% 513,425 62.1% 22.4% 1.3% EU 153,506 15.8% 153,491 18.5% 0.0% (1.4%) ROW 161,003 16.6% 128,837 15.6% 25.0% 14.8% SUBTOTAL 943,107 97.1% 795,753 96.2% 18.5% 3.0% RAW MATERIALS AND OTHERS 28,090 2.9% 31,557 3.8% (11.0%) (24.7%) TOTAL 971,197 100.0% 827,310 100.0% 17.4% 1.9% * Constant currency (cc) excludes the impact of exchange rate movements

Share Performance - September 30, 2015 GRIFOLS’ DAILY SHARE PRICE, CLASS A & CLASS B vs IBEX 35 BASE 100, from December 31, 2014 to September 30, 2015 Source: Infobolsa 14 Class B: -1.6% Class A: +11.4% IBEX-35: -7.0% 85 100 115 130 31-dic 31-mar 30-jun 30-sep

15 The facts and figures contained in this report which do not refer to historical data are “projections and forward looking statements”. The words and expressions like “believe”, “hope”, “anticipate”, “predict”, “expect”, “intend”, “should”, “try to achieve”, “estimate”, “future” and similar expressions, insofar as they are related to Grifols Group, are used to identify projections and forward-looking statements. These expressions reflect the assumptions, hypothesis, expectations and anticipations of the management team at the date of preparation of this report, which are subject to a number of factors that could make the real results differ considerably. The future results of Grifols Group could be affected by events related to its own activity, such as shortages of raw materials for the manufacture of its products, the launch of competitive products or changes in the regulations of markets in which it operates, among others. At the date of preparation of this report Grifols Group has adopted the measures it considers necessary to offset the possible effects of these events. Grifols, S.A. does not assume any obligation to publicly inform, review or update any projections and forward-looking statements to adapt them to facts or circumstances following the preparation of this report, except as specifically required by law. This document does not constitute an offer or invitation to purchase or subscribe shares, in accordance with the provisions of the Spanish Securities Market Law 24/1988, of July 28, the Royal Decree-Law 5/2005, of March 11, and/or Royal Decree 1310/2005, of November 4, and its implementing regulations. Disclaimer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Grifols, S.A.

By:	/s/ David I. Bell
	Name:	David I. Bell
	Title:	Authorized Signatory

Date:  November 4, 2015